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                                                                Exhibit 99(D)(1)



                     A.G. SPANOS RESIDENTIAL PARTNERS - 86,
                        A CALIFORNIA LIMITED PARTNERSHIP
                      1341 WEST ROBINHOOD DRIVE, SUITE B-9
                          STOCKTON, CALIFORNIA  95207
                                                                  April __, 1998


Dear Unitholders:

          As you know, the Partnership was formed in 1987 to acquire, operate and then ultimately dispose of a portfolio of thirteen apartment properties located in seven states. It was originally anticipated that the Partnership would operate for seven to ten years and then sell the properties, although there is no mandatory time frame in which the property sales must occur. As of the date hereof, the Partnership has sold four of its properties, and now owns nine properties in six states.

          The Partnership is now in its eleventh year of operations, and for some time now, A.G. Spanos Residential Partners - 86, A California Limited Partnership ("Spanos") and Prudential-Bache Properties, Inc. ("P-B Properties"), the General Partners of the Partnership, have been considering when and how to effect the disposition of the properties in the best interests of the Partnership. In addition, Spanos and certain of its affiliates have been involved in discussions to resolve the claims against them in certain class action litigation currently pending in federal district court. Although the Partnership is not named as a defendant in this litigation, it is included among numerous limited partnerships which are at issue in the litigation. These discussions have culminated in a proposed settlement by Spanos and its affiliates (the "Settlement") of the class action litigation, providing for an integrated plan of
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action (the "Plan") to sell the nine remaining properties and distribute the net sale proceeds in liquidation of the Partnership. The United States District Court for the Southern District of New York (the "Court") has preliminarily approved the Settlement. Accompanying this letter is a copy of the Notice to Equitable Class of Pendency of Class Action, Proposed Partial Settlement of
Class Action by the Spanos Defendants, Requirement for Majority Consent to the Auction of the Properties of Certain Partnerships as Part of the Spanos Settlement, Settlement Fairness Hearing, Right to Appeal at Hearing and Right to Object to the Settlement (the "Class Notice"). Unitholders should review carefully the Class Notice, in conjunction with this letter and the enclosed Notice of Consent Solicitation and Statement Furnished in Connection with the Solicitation of Consents (the "Solicitation Statement"). A copy of the agreement regarding the Settlement will be sent without charge to any Unitholder who so requests.

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          IMPLEMENTATION OF CERTAIN ELEMENTS OF THE PLAN REQUIRES THE CONSENT OF
HOLDERS OF A MAJORITY OF THE UNITS, AND YOUR APPROVAL IS VERY IMPORTANT. Please return your Consent card as soon as possible, because a failure to return a Consent card has the same effect as a "No" vote.

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          Under the Plan, the properties will be sold at a public auction (the
"Auction") to be conducted by Ernst & Young LLP, an independent national public accounting and consulting firm,

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through its E&Y Kenneth Leventhal Real Estate Group ("Leventhal").  Pursuant to
the demands of the plaintiffs in the negotiations, under the proposed Settlement Spanos has agreed that it or one of its affiliates will open the Auction by submitting an initial minimum bid so as to guarantee the Partnership a gross aggregate sales price for all the properties of at least $20,560,000 in excess of the mortgage debt outstanding. Leventhal will then seek to obtain competing bids from other qualified bidders. After an initial bidding period, Leventhal will review the bids received with P-B Properties and the lead lawyers representing the plaintiffs in the class action ("Lead Class Counsel"). (Since an affiliate of Spanos will be a bidder, Spanos will not take any part in reviewing the bids or selecting the winner.) Leventhal will thereafter re-solicit higher bids from the bidders, other than Spanos or its affiliate. Following the re-bid period, Leventhal will report the final bid results to P-B Properties and Lead Class Counsel, who will jointly determine the successful bid or bids. Leventhal and P-B Properties will then work toward consummating the sales with the successful bidder or bidders.

          If the Plan is approved, it is anticipated that the property sales will be consummated by mid-1998. As soon thereafter as practicable, the Partnership will pay cash distributions to the Partners from the net sales proceeds after payment of all expenses and liabilities of the Partnership and certain attorneys' fees, and the establishment of a reserve account to cover unexpected claims. Any amount remaining in the

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reserve account will be distributed to the Partners within twelve months from the date of the final property closing, whereupon the Partnership will be dissolved. Overall, the Plan is anticipated to result in minimum liquidating distributions of approximately $14,851,000, or approximately $230 per Unit, and would produce higher distributions if the Auction results in sale prices higher than the Spanos initial minimum bid. For further information, see the discussion under "THE PLAN -- Anticipated Results of Auction, Use of Proceeds and Cash Distributions" in the enclosed Solicitation Statement.

          Spanos believes that the sale of the properties at this time would be in the best interests of the Unitholders and recommends that you complete and return the Consent card. Spanos bases its recommendation on, among other things, the following factors:

          * The Plan permits the properties to be sold shortly after the end of the originally anticipated seven-to ten-year holding period and under market conditions which, considering current mortgage interest rates and the availability of investor capital, Spanos believes are favorable for the sale of multi-family properties.

          * The properties generally have shown a trend of improved occupancies, revenues and net operating income over the past few years, which Spanos believes enhances their salability.

          * The court-approved Auction process provides a mechanism which Spanos believes will enable the Partnership to sell the properties for the best aggregate sale price obtainable

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at the date of sale under current market conditions.  Spanos has guaranteed that the Auction will generate an aggregate gross sales price of at least $20,560,000 in excess of the Partnership's aggregate mortgage balance, which after payment of expenses and certain attorneys' fees will be distributed to the Unitholders, Special Limited Partners and General Partners as provided in the Partnership Agreement.

          * By selling the properties now, the Partnership will eliminate the risks inherent in the ownership of real property, including, among other things, the decline in value that can occur as a result of rising interest rates, increasing real estate investor expectations and changing competition factors in local rental markets.

          * The sale of the properties will provide liquidity to the Unitholders. At present, there is no established public trading market for the Partnership's Units, and liquidity has been limited to sporadic sales which occur within an informal secondary market and three recent tender offers, each for a limited number of Units, as described in the enclosed Solicitation Statement.

          * Spanos believes that older apartment buildings, even though well maintained, can over time suffer a competitive disadvantage in attracting and retaining tenants, as compared to new apartments with more modern amenities in newer, attractive neighborhoods. For example, the two-bedroom, one-bath configurations of many of the apartments in the properties is not as attractive to prospective tenants as two-bedroom, two-bath

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configurations often found in newer competing projects.  The properties, therefore, may not be able to sustain current revenue levels. Further, new apartment project construction has occurred in several of the properties' market areas, including recent construction in some areas, as a result of recent price increases for apartment projects and readily available financing for such construction.

          * In the opinion of Spanos, the properties are presently in good repair, and it is advantageous to sell them before further aging and wear in the ordinary course of business occurs, thereby requiring substantial cash expenditures for costly repairs and refurbishments.

          * The Partnership's liquidation will eliminate the annual Schedule K-1 income tax reporting for the Partnership, which is often burdensome to Unitholders.

          Among the disadvantages which would result to Unitholders from the approval of the Plan are the following:

          * The Partnership will not benefit from possible future improvements in economic and market conditions, which possibly could produce increased cash flow and enhance the sales price of the properties.

          * It is not anticipated that, upon receipt of the final liquidating distributions, the Unitholders will have received aggregate distributions from the Partnership which will equal the amounts originally invested in the Partnership.

          * No current independent appraisals of the Partnership's properties have been obtained.

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          *  No independent opinion or evaluation of the fairness of the Plan has been obtained from any third party.

          It should be noted that sale of the properties will eliminate any future liability of the General Partners for Partnership liabilities and risks to the Partnership which could arise from continued operation of the Partnership. Moreover, the Plan is part of a Settlement by Spanos and its affiliates of certain class action litigation brought against the General Partners and others. P-B Properties previously settled the claims against it and its affiliates. The current Settlement has been preliminarily approved by the Court, and the Plan will not be implemented unless the Court issues a final order finding that the Settlement is fair, reasonable, adequate and in the best interests of the Unitholders. Neither of the General Partners will receive any fees in connection with the sale of the properties or the termination and liquidation of the Partnership. However, as provided in the Partnership Agreement, the General Partners will be entitled to receive distributions of approximately $50,000 each, and the Special Limited Partners, who are affiliates of Spanos, will receive distributions of approximately $6,862,000. The sale of the properties will result in elimination of the management fees and special distributions which the General Partners presently receive.

          The Plan will result in the sale of all of the properties within a 12-month period and the subsequent termination and liquidation of the Partnership, which is an action that must be approved by the Unitholders. Furthermore,

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since it is possible that an affiliate of Spanos will be the successful bidder for one or more of the properties in the Auction, the Plan requires an amendment to the Partnership Agreement to permit such an affiliate to purchase the properties from the Partnership. Accordingly, Spanos is soliciting the written consent of each Unitholder to these elements of the Plan, which are more fully described in the enclosed Solicitation Statement. Under the Partnership Agreement and Delaware law, Unitholders do not have rights of appraisal or similar rights if the Plan is approved.

          P-B Properties, having previously settled the claims against it, is not a party to the Settlement of the litigation described above, but it has acknowledged the Settlement and agreed to be bound by certain provisions of the Settlement which require that P-B Properties take, or forebear from taking,
certain actions in connection with the Plan.   HOWEVER, P-B PROPERTIES IS MAKING
NO RECOMMENDATION TO UNITHOLDERS AS TO WHETHER THEY SHOULD APPROVE OR DISAPPROVE THE PLAN. THE ENCLOSED SOLICITATION STATEMENT IS BEING FURNISHED TO YOU SOLELY BY SPANOS.

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          YOU ARE URGED TO READ CAREFULLY THE SOLICITATION STATEMENT IN ITS
ENTIRETY FOR A COMPLETE DESCRIPTION OF THE PLAN. If you have any questions, please feel free to contact Robert Felton of Spanos at 1-800-985-6090.

                              Very truly yours,
                              A. G. SPANOS RESIDENTIAL PARTNERS
                              -86, A California Limited
                              Partnership, General Partner

                              By AGS Financial Corporation,
                                 General Partner


                              By: ______________________________
                                     Arthur J. Cole
                                     President

                              By A.G. Spanos Realty, Inc.,
                                 General Partner


                              By: ______________________________
                                     Arthur J. Cole
                                     Vice President

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